Mail Stop 3561

May 25, 2010

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

> **Re:** **Corning Natural Gas Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 11, 2010**
> **Free Writing Prospectus**
> **Filed May 11, 2010**
> **File No. 333-166008**
> **Current Report on Form 8-K**
> **Filed July 2, 2009**
> **Quarterly Report on Form 10-Q**
> **Filed May 12, 2010**
> **File No. 000-00643**

Dear Mr. German:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We reviewed your free writing prospectus filed May 11, 2010 and, in particular, the disclosure in the second paragraph that "[t]he additional equity will extend the ability of the company to participate in Marcellus Shale gas transportation…." Please revise your prospectus to describe how the additional equity generated through the rights offering will extend your ability to participate in this project.

Frequently Asked Questions About the Rights Offering, page 4

Q. What should I do if I have other questions?, page 7

2.   We note that you changed the phone number for your subscription agent under this heading and the heading "Guaranteed Delivery Procedures" on page 16 but that these phone numbers are not the same number you include elsewhere in your prospectus or in Appendix A. We also note that the phone number included in the "President's Letter" filed as a free writing prospectus on May 11, 2010 is not a toll-free number and also is different from all of the other phone numbers. Please revise, as appropriate.

Summary of the United States Federal Income Tax Consequences

3.   It appears that your tax counsel has provided a short-form tax opinion. The exhibit 8 short-form opinion and prospectus both must clearly state that the discussion in the prospectus under the heading "Summary of the United States Federal Income Tax Consequences" is counsel's opinion. It is not acceptable for the short-form opinion to state that the opinion "relates to the accuracy of the information set forth" under this heading or "that the discussion under [this heading] fairly summarizes the federal income tax considerations…." Please revise the prospectus and have counsel revise its short-form tax opinion to clearly state that the discussion in the prospectus is counsel's opinion.

Where You Can Find More Information, page 21

4.   With your next amendment, please revise to include your Quarterly Report on Form 10-Q filed on May 12, 2010.

Appendix A - Form of Instructions as to Use of Corning Subscription Rights Certificate and Appendix B - Form of Subscription Rights Certificate

5.   We reviewed your response to comment three in our letter dated May 4, 2010 and reissue this comment with respect to Appendix A and Appendix B.

Exhibit 8.1- Opinion of Nixon Peabody LLP

6.   Please have counsel revise its opinion consistent with comment three above.

7.   We note that counsel's opinion is expressed as of its date and that counsel "undertakes no obligation to advise you of changes in law which may occur after" May 10, 2010. Since the opinion must speak to the date of effectiveness, please have counsel delete this statement or file an updated opinion at the date of effectiveness.

Current Report on Form 8-K filed July 2, 2009

8.   We understand you are preparing additional information for the staff to consider in response to comment 21 in our letter dated May 4, 2010. We will consider your response to this comment in more detail upon receipt of the additional information.

Quarterly Report on Form 10-Q filed May 12, 2010

Exhibit 32.1

9.   We note that the Section 906 officer certifications furnished as Exhibit 32.1 to your Form 10-Q for the fiscal quarter ended March 31, 2010 reference the Form 10-Q for the period ending December 31, 2009. Please file an amended Form 10-Q with revised Section 906 certifications that reference the correct report.

* * * * *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Deborah J. McLean, Esq.
        Nixon Peabody LLP
        Via Facsimile